EXHIBIT 99.1

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

July 29, 2021

Ms. Cynthia Dotzel
Vice Chair and Lead Director
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Ms. Dotzel,

I understand that Larry Miller, Chairman and Chief Executive Officer of Codorus Valley Bancorp, Inc. (“CVLY” or the “Corporation”; its wholly owned subsidiary, PeoplesBank, a Codorus Valley Company, the “Bank”) has arranged for a meeting between me, as representative of Driver Opportunity Partners I LP (together with Driver Management Company LLC, “Driver”) and you, as the Corporation’s lead independent director.

In advance of that meeting (which I believe should not include representatives of the Corporation’s management), I would like to bring your attention to two intertwined issues that I believe the Corporation’s board of directors (the “Board”) should address immediately. First, I believe that the Board should take immediate steps to increase shareholder value and, specifically, hire a financial advisor to assist the Board in evaluating all strategic options, including a sale of the Corporation. Second, I believe that the Board has been negligent in its oversight of Mr. Miller, which has adversely impacted shareholder value, and that, particularly with respect to a sale of the Corporation, Mr. Miller’s interests conflict with, and are adverse to, the interests of shareholders generally. Taken together, I believe that the Board should immediately engage financial and legal advisors of its choosing and that you should take the lead in the Board’s review of strategic alternatives. To that end, I strongly suggest that you make yourself available to meet with the many investment bankers likely calling on the Corporation and that the Board instruct Mr. Miller to immediately direct all inbound calls regarding potential transactions to you, as lead independent director, or the Board’s representatives.

By way of disclaimer, I have never met Mr. Miller and my personal experience with him has been limited to a brief phone call and email correspondence. However, based on extensive research, including in depth discussions with individuals whom I believe are extremely familiar with Mr. Miller and his management style, the picture emerges of a CEO whose primary objectives are maintaining control of, and silencing dissent within, the Corporation. I believe that Mr. Miller’s management style (and the impact it has had on the Corporation and its business, employees and prospects) is the reason for CVLY’s underperformance (as measured by total shareholder return or TSR) relative to peers over the 1, 3 and 5 year periods ended July 6, 2021, the date Driver filed its initial Schedule 13D.1

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1 From July 6, 2021 to July 28, 2021, CVLY’s stock price increased by 10.22% while the SNL US Banks Index declined by 1.07% and the SNL US Banks $1B-$5B Index increased by 1.20%. I doubt that the Corporation’s 2Q21 earnings release, wherein the Corporation reported, on a quarter over quarter basis, a decrease in return on assets and net interest margin and an increase in efficiency ratio and nonperforming assets to total loans and foreclosed real estate contributed to CVLY’s recent stock price outperformance.

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	CVLY	SNL US Banks Index	SNL US Banks $1B-$5B Index
1 Year Ended July 6, 2021 TSR	49.44%	66.40%	56.32%
3 Years Ended July 6, 2021 TSR	(25.11)%	24.69%	0.57%
5 Years Ended July 6, 2021 TSR	34.81%	107.89%	76.11%

Source: S&P Global Market Intelligence

In addition, I believe that it is Mr. Miller’s practice to avoid any activities that might spur investor interest in CVLY, such as trying to secure equity research coverage or attending investor conferences. It is also my belief that Mr. Miller has chilled potential acquisition overtures by other banking organizations.

As far as empirical evidence goes, the length of Mr. Miller’s tenure relative to other bank CEOs and the excessive turnover of the Corporation’s Named Executive Officers (as defined in Item 402 of Regulation S-K, 17 C.F.R. § 229.402) speak for themselves, both as to Mr. Miller’s objectives as well as the Board’s abdication of its duty to oversee Mr. Miler’s performance as CEO.

First, beginning with Mr. Miller’s excessive tenure, he has been CEO of the Corporation since 1986. Out of 370 banking organizations traded on NASDAQ or NYSE, only one has a CEO with a longer tenure than Mr. Miller, George Gleason of Bank OZK.2 A comparison of certain aspects of Mr. Miller and Mr. Gleason is set forth below.

	Tenure (Years)	Ownership Percentage	Total Return (“TR”) During Tenure[3]
George Gleason	42	4.22%	5,467%
Larry Miller	35	1.44%	1,645%

It is difficult to understand what might justify Mr. Miller’s exceeding long tenure. Clearly, the Board has had more than enough time to evaluate Mr. Miller’s lackluster (at best) performance as CEO and, candidly, should have replaced him years ago. After thirty-five (35) years as CEO, it is extremely unlikely that Mr. Miller is capable—whether by implementing new business models or strategies or improving the execution of existing business models or strategies—of increasing shareholder value, a fact that should have been obvious to the Board long before this point. I note that, aside from Mr. Miller, who has been a director since 1986, all of the other directors have joined the Board since 2011. Could it be that the Board simply assumes that Mr. Miller’s continued tenure as CEO is in the best interests of the Corporation as a matter of received wisdom? As far as I can tell, there is nothing to suggest that the Board has embraced its primary duty: to oversee the performance of the CEO and replace him (or her) if doing so would be in the best interests of the Corporation.

Second, the Corporation has experienced excessive turnover among its Named Executive Officers. As summarized on Exhibit A, since 2012, two Chief Operating Officers, two Principal Financial Officers and one General Counsel have come and gone from the Corporation. In other words, the Corporation currently is on its third COO, fourth CFO and third General Counsel in less than ten (10) years.

Even more troubling, however, is that the two COOs in question, Michael Allen and Dwight Utz, (despite being viewed as Mr. Miller’s putative successors as CEO) were forced to resign for “Good Reason,” in the case of Mr. Allen, and terminated “Without Cause,” in the case of Mr. Utz.4 While the mere fact that two COOs were forced out in quick succession is bad enough, such actions also came at a cost to the Corporation and its shareholders.

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2 Source: Bloomberg.

3 For purposes of TR during tenure, Mr. Gleason’s tenure is measured from July 17, 1997, the date of Bank OZK’s initial public offering, to July 6, 2021, the date Driver filled its initial Schedule 13D with respect to CVLY, while Mr. Miller’s tenure is measured from April 6, 1994, the date of the first trade of CVLY common stock for which information is available. TR calculated by S&P Global Market Intelligence and assumes reinvestment of dividends.

4 As more fully set forth in a letter to Mr Timothy Nieman, Esq., the Corporation’s Secretary and General Counsel, dated July 22, 2021, Driver believes that Mr. Allen resigned for “Good Reason” (as defined in his employment agreement) and the failure to disclose that fact in the Corporation’s report on Form 8-K announcing his “retirement” constitutes a failure to include information in that report necessary to make the statements therein not misleading.

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To quote Ian Fleming’s villain Goldfinger: “Once is happenstance. Twice is coincidence. The third time it’s enemy action.” The departure of five Named Executive Officers in less than six years is not happenstance or coincidence and the enemy (to shareholder value) in question is Mr. Miller, aided and abetted by a compliant, indulgent and docile board of directors.

In summary, during his excessively long tenure as CEO, Mr. Miller has seemed more interested in silencing dissenting voices within the Corporation than increasing value for its shareholders. It is time for the Board to assert its independence from Mr. Miller and take decisive action for the benefit of all shareholders by immediately engaging financial advisor and evaluating all strategic options, including a sale of the Corporation.

Please do not hesitate to contact me regarding the matters discussed herein. I can be reached by email at ac@drivermgmtco.com.

/s/ J. Abbott R. Cooper
Managing Member
Driver Management Company LLC

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Exhibit A
Named Executive Officer Turnover 2012-2018

Name	Position with Corporation	Position with Bank	Start Date	End Date	Tenure	Notes
Michael Allen	VP &COO	EVP & COO	July 23, 2012	March 31, 2015	981 days (2.68 years)	Resigned (Driver believes for Good Reason)
Benjamin Riggs	General Counsel & Secretary	General Counsel & Secretary	January 1, 2014	June 22, 2017	1,268 days (3.47 years)
Michael Peduzzi	Treasurer & Assistant Secretary	SVP and CFO	January 1, 2015	March 11, 2016	376 days (1.03 years)
Dwight Utz	EVP & COO	President & CEO[5]	September 22, 2015	February 5, 2018	867 days (2.37 years)	Termination without Cause
Charles Field	Treasurer & Assistant Secretary	SVP and CFO	November 9, 2015	May 31, 2018	934 days (2.55 years)

Note: While neither Mr. Peduzzi nor Mr. Field were named Chief Financial Officer of the Corporation, both signed reports filed on Form 10-Q and 10-K with the Securities and Exchange Commission as the “principle financial officers” of the Corporation pursuant to Rule 13a-14 under the Securities Exchange Act of 1934.

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5 Promoted from EVP and COO on March 8, 2016.

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